Exhibit 99.10

CONSENT OF EXPERT

I, Terence P. McNulty, P.E., PhD of T.P. McNulty and Associates, Inc., am one of the authors of the technical report entitled “MARQUEZ-JUAN TAFOYA URANIUM PROJECT 43-101 Technical Report Preliminary Economic Assessment” dated and with an effective date of June 9, 2021 (the “Technical Report”).

I hereby consent to being named in the Annual Report of enCore Energy Corp. on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2022, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as having prepared the Technical Reports and to the use of the Technical Reports, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Reports in the 40-F and the Registration Statement (No. 333-269428) on Form F-10 of enCore Energy Corp (the “F-10”). This consent extends to any amendments to the 40-F or to the F-10.

Dated: April 28, 2023

By:	/s/ Terence P. McNulty
Name:	Terence P. McNulty, P.E., PhD